UN
SECURITIES ANI
Washi

04019607

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SEC FILE NUMBER
8- 047985

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 2 0 2004 SEC MAIL PROCESSING SECTION WASH

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. Hadley Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 335
(No. and Street)

San Francisco CA 94109
(City) (State) (Zip Code)

MAUREEN FERRO Commission # 1458633 Notary Public - California Contra Costa County My Comm. Expires Dec 25, 2007

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm H. Gissen (415) 397-5252
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 Northridge California 91324
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 5 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm H. Gissen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Hadley Securities, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 8TH day of JULY, 2004

Maureen Ferro
Notary Public

Signature

Pres.
Title

MAUREEN FERRO
Commission # 1458633
Notary Public - California
Santa Clara County
My Comm. Expires Dec 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
M. Hadley Securities, Inc.

I have audited the accompanying statement of financial condition of M. Hadley Securities, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 19, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

M. Hadley Securities, Inc.
Statement of Financial Condition
June 30, 2004

Assets

Cash and cash equivalents	$ 67,753
Deferred tax assets	10,160
Total assets	$ 77,913

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 1,000
Income taxes payable	6,528
Payable to related party	40,000
Total liabilities	47,528
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized; 2,000 issued and outstanding	2,000
Retained earnings	28,385
Total stockholder's equity	30,385
Total liabilities & stockholder's equity	$ 77,913

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Income
For the Year Ended June 30, 2004

Revenues	
Commission income	$ 93,430
Interest income	33
Total revenue	93,463
Expenses	
Commission expense	84,177
Taxes, licenses, fees other than income taxes	1,335
Other operating expenses	6,550
Total expenses	92,062
Income (loss) before income tax provision	1,401
Income tax provision, including income tax benefits of $5,550	1,266
Net income (loss)	$ 135

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2003	$ 2,000	$ 28,250	$ 30,250
Net income (loss)	–	135	135
Balance, at June 30, 2004	$ 2,000	$ 28,385	$ 30,385

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2004

Cash flow from operating activities		
Net income (loss)		$ 135
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Prepaid taxes	$ 2,096	
Deferred income taxes	(7,591)	
(Decrease) increase in:		
Commissions payable	(308)	
Accounts payable	28,000	
Income taxes payable	5,960	
Total adjustments		28,157
Net cash and cash equivalents provided by operating activities		28,292
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		28,292
Cash and cash equivalents at the beginning of the year		39,461
Cash and cash equivalents at the end of the year		$ 67,753

Supplemental disclosure of cash flow information
Cash and cash equivalents paid during the period ended June 30, 2004

Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

M. Hadley Securities, Inc. (the "Company") was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Cash and cash equivalents consist of bank accounts and money market accounts.

Accounts receivables are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with a Registered Investment Advisor (the "RIA") company wholly owned by the sole stockholder of the Company. These companies are parties to an agreement whereby the RIA provides office space, furniture and equipment, and administrative staff. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is not charged a fee for these benefits as management believes the impact on the RIA is immaterial to that company.

Had the Company had to pay its own rent, equipment and personal the difference in the results of its operations would be immaterial.

The Company owes its sole shareholder $40,000, at June 30, 2004 for accrued commissions.

Note 3: INCOME TAXES

For the year ended June 30, 2004, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ 4,244	$ 2,572	$ 6,816
Deferred tax expense (benefit)	(2,879)	(2,671)	(5,550)
	$ 1,365	$ (99)	$ 1,266

The deferred income asset arises at a result of temporary differences between the computation of net income for the financial statements and for income tax purposes.

Note 4: COMMITMENTS AND CONTINGENCIES

Certain payments were made to an individual in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2004, the Company had net capital of $20,019 which was $15,019 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($47,528) to net capital was 2.37 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is was a material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 65,980
Retained earnings	$ (40,466)	
Non allowable assets	(5,495)	
Total adjustments to net capital		(45,961)
Net capital per audited statements		$ 20,019

M. Hadley Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2004

Computation of net capital

Stockholder's equity		
Common stock	$ 2,000	
Retained earnings	28,385	
Total stockholder's equity		$ 30,385
Less: Non allowable assets:		
Deferred income taxes	(10,160)	
Net adjustments to capital		(10,160)
Net Capital before haircuts		20,225
Less: Adjustment to net capital		
Haircuts on money market fund	(206)	
Total adjustment to net capital		(206)
Net Capital		20,019

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,169	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 15,019
Percentage of aggregate indebtedness to net capital	2.37:1	

There was a material difference of $20,019 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2004 (See Note 7)

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the year ended June 30, 2004

A computation of reserve requirement is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended June 30, 2004

Information relating to possession or control requirements is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
M. Hadley Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of M. Hadley Securities, Inc. for the year ended June 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by M. Hadley Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 19, 2004

M. Hadley Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2004